T3 Motion, Inc
2990 Airway Avenue, Building A
Costa Mesa, CA 9226
May 13, 2011
VIA FACSIMILE AND EDGAR
U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re:	T3 MOTION, INC. Registration Statement — Form S-1 (Registration No. 333-171163)
Ladies and Gentlemen:
     T3 MOTION, INC. (the “Company”) hereby requests that the Commission take appropriate action to cause the above-referenced registration statement on Form S-1 to become effective on May 13, 2011 at 5:00 p.m. Washington, D.C. time or as soon as practicable thereafter.
     The Company hereby acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, T3 MOTION, INC.

By:	/s/ Kelly J .Anderson
Kelly J. Anderson
Chief Financial Officer